                                                                                                                                                                                                                            OTCBB: MRDDF

                                                                                                                                                        TSX-V: MAD

                                                                                                                                                                                    FSE: MRG

Suite 1500 – 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

MIRANDA GOLD AND RAMELIUS SIGN

ACCEPTANCE LETTER ON BIG BLUE

Vancouver, BC, Canada – January 28, 2010 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) signed an Acceptance Letter with Ramelius Resources Ltd. (“Ramelius”) (ASX: RMS) whereby Ramelius may earn a joint venture interest in the Big Blue Project in south-central Lander County, Nevada.

The Acceptance Letter is subject to Ramelius completing technical due diligence within 30 days. The Acceptance Letter will then be replaced by a definitive option agreement where Ramelius must spend US$4,000,000 over a five-year period to earn an initial 60% interest in the Big Blue project. The first year’s commitment of US$250,000 is an obligation. Required exploration expenditures increase in subsequent years.  To retain its 60% interest, Ramelius must then continue funding 100% of exploration costs to earn an additional 10% interest by completing a bankable feasibility study within eight years or by spending an additional $10,000,000 within 10 years.  On signing a definitive option agreement Ramelius must make a cash payment of US$50,000 to Miranda as reimbursement for staking and filing costs associated with Big Blue.

Ramelius is a successful Australian based gold miner and active explorer, currently producing gold from its 100% owned high grade Wattle Dam underground gold mine near Kalgoorlie in Western Australian.

The Big Blue project covers 7 sq mi (18 sq km) and is located approximately 13 mi (21 km) north of Austin, Nevada. The project is on the south margin of the Callaghan Window, a large area exposing Cambrian- through Silurian-age lower-plate carbonate rocks in the foot wall of the Roberts Mountains Thrust.  The lower-plate sequence includes the Roberts Mountains, Hanson Creek and Pogonip Formations, of which all are known to be favorable hosts for large, sediment-hosted gold systems in Nevada.  A west-northwest structural corridor that extends through the central part of the project cuts upper- and lower-plate rocks.  Hydrothermal alteration, elevated Au-As-Hg-Sb values, and altered and gold-bearing dikes are located within the corridor. These geologic patterns are similar to those documented in the major sediment-hosted gold districts of northern Nevada.

Over 150 historic rock samples on the project define the Ox Corral Creek target, an anomalous area approximately 8000 ft (2440 m) long by 1200 ft (370 m) wide with values ranging from non-detectable to a high of 0.017 oz Au/t (0.590 g Au/t). A second anomaly extends over 2000 ft (610 m) by 1000 ft (300 m) and returns surface values ranging from non-detectable to a high of 1.65oz Au/t (56.6 g Au/t).  This highest value is from a 3 ft (0.91 m) chip sample within fractured upper-plate argillite.

For more detailed information on the Big Blue property please visit the project page at http://www.mirandagold.com/s/BigBlue.asp.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, CPG, BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Previous partners include Barrick Gold Exploration Inc., Newmont Mining Inc., Placer Dome (US) Inc., Agnico-Eagle (USA) Inc., Romarco Minerals Inc., Golden Aria Corp., the Cortez Joint Venture and the Buckhorn Joint Venture. Miranda has ongoing partnerships with Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation, Montezuma Mines Inc., NuLegacy Corporation, Red Eagle Mining Corporation and now Ramelius Resources Ltd.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.